
16014945

aKB

SECU
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III *

SEC FILE NUMBER
8- 49653

aKB

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Elks Club Rd.
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas Craig Gilmore 828-393-0088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moyer, Smith & Roller, P.A.
(Name – *if individual, state last, first, middle name*)

7229 Albemarle Rd., Suite A	Charlotte	NC	28227
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

aKB

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JESSICA S KIMZEY
Notary Public
Henderson County
My Commission Expires
05/12/2019
NORTH CAROLINA

Signature

Financial & Operations Principal
Title

Notary Public 2.26.16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA FINANCIAL SECURITIES, LLC

Brevard, North Carolina

Audited

Financial Statements

At

December 31, 2015

And

For The Year Then Ended

* * * * * * *


Prepare for Tomorrow
MSR

Moyer, Smith & Roller, P.A.
Certified Public Accountants

7229 Albemarle Rd., Suite A
Charlotte, NC 28227
T: 704-566-0222
F: 704-531-6197
cpacharlotte@msr-cpa.com
www.msr-cpa.com

Report of Independent Registered Public Accounting Firm

To the Members
of Carolina Financial Securities, LLC

We have audited the accompanying financial statements of Carolina Financial Securities, LLC (a North Carolina limited liability company) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, cash flows, and changes in members' equity for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Carolina Financial Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Carolina Financial Securities, LLC as of December 31, 2015, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information page 12 has been subjected to audit procedures performed in conjunction with the audit of Carolina Financial Securities, LLC's financial statements. The supplemental information is the responsibility of Carolina Financial Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moyer, Smith & Roller, P.A.

Charlotte, North Carolina
February 13, 2016

CAROLINA FINANCIAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Current Assets	
Cash	$ 476,142
Accounts Receivable, net	196,296
Prepaid Expenses	95,570
Security Deposit	6,171
Total Current Assets	774,179
Property, Improvements and Equipment	
Computers and Office Equipment	116,357
Office Furniture and Fixtures	47,285
Leasehold Improvements	29,255
	192,897
Accumulated Depreciation	(135,506)
Property and Equipment, net	57,391
TOTAL ASSETS	$ 831,570

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities	
Accounts Payable	$ 26,191
Commissions Payable	366,523
Preferred Distributions Payable	2,400
Accrued Expenses	9,287
Total Current Liabilities	404,401
Members' Equity	427,169
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 831,570

See Independent Auditors' Report and Accompanying Notes.

CAROLINA FINANCIAL SECURITIES, LLC
Notes To Financial Statements
December 31, 2015

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Carolina Financial Securities, LLC, is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 1997, and conducts its operations in Brevard, North Carolina. The Company is licensed in 29 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

The Company operated pursuant to the (k)(2)(i) exemptive provisions of SEC Rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1.

Limited Liability Company / Income Taxes

The Company files its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2015, there were no interest or penalties recorded or included in the Company's financial statements. The Company, which files income tax returns in the U. S. federal jurisdiction and North Carolina, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Improvements and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized while replacements, maintenance, and repairs which do not improve or extend the life of the assets, are expensed currently. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and resulting gains and losses are included in the Statement of Operations.

Revenue Recognition

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related services. The Company receives non-refundable placement fees in most transactions. Placement fees are success-based income, and therefore the Company recognizes placement revenue upon receipt.

Other income relates primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agree-upon terms.

Advertising Expenses

Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $8,479 for 2015.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:

Interest	$ 762
Income Taxes	$ 0

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAROLINA FINANCIAL SECURITIES, LLC
Notes To Financial Statements (Continued)
December 31, 2015

NOTE B - MEMBERS' EQUITY

The Company has two classes of member equity interests; Common Interest and Preferred Redeemable Interests.

Common Interests in the equity of the Company contain all voting privileges and have no special preference regarding Company distributions or treatment upon Company liquidation.

Preferred Redeemable Interests hold no voting rights, contain a preferred cumulative distribution clause of 12% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.

NOTE C - RELATED PARTY TRANSACTIONS

The Company advanced funds during prior years to a member, in the amount of $14,529, with no specified interest rate and no specific terms of repayment. An allowance for doubtful accounts has been established to fully reserve the entire amount of the advanced funds.

The Company advanced funds to Rehab Support Services, LLC, a related party through common ownership. These advances totaled $29,079 through December 31, 2015. Due to the highly uncertain nature of the Company's ability to collect the advanced funds, Management decided to write-off the loan as bad debt on December 31, 2015.

The Company entered into a lease agreement with BPOE Investments, LLC. BPOE Investments, LLC is a related party and owned by the majority member of Carolina Financial Group, LLC. The lease agreement is dated September 23, 2014 and expires on November 1, 2019.

The Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. Total fees charged for the years ended December 31, 2014 were $1,708,299 and were included in their respective expense accounts in the financial statements.

NOTE D - OPERATING LEASES

The Company leases office space under several lease agreements with varying amounts and terms. The combined future minimum lease payments required under these leases are as follows:

Year Ending December 31		Amount
2016		$ 67,305
2017		66,968
2018		54,273
2019		24,000
2020		-
Thereafter		-
	Total	$ 212,546

The Company leases office equipment under a lease agreement dated August 14, 2015. The future minimum lease payments under this lease is as follows:

Year Ending December 31		Amount
2016		$ 3,526
2017		3,526
2018		3,526
2019		2,057
2020		-
Thereafter		-
	Total	$ 12,635

NOTE E - NET CAPITAL REQUIREMENTS

Carolina Financial Securities, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015, the Company had net capital as defined of $154,141. At the same date, the Company's ratio of aggregate indebtedness to net capital was 2.62%. Accordingly, the Company was in compliance with the net capital requirements.

NOTE F - CREDIT RISKS AND OTHER CONCENTRATIONS

Carolina Financial Securities, LLC places its cash and cash equivalents on deposit with a North Carolina financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2015, the Company's cash balance exceeded this limit by $214,766.

NOTE G - CONTINGENCIES

The Company is currently engaged in arbitration related to a private placement investment of $2,450,000 facilitated by the Company in which the issuer was conducting a fraud, and for which the complaining investor represents $150,000 invested. The Company has been successful in securing for investors a preferred return position for recovery funds that the Trustee in the fraud case is able to secure. The investor group has been refunded approximately $710,416 to date. The complaining investor is actively receiving his pro rata share of funds back as they are recovered. Therefore, the magnitude of losses that the investor will realize once recoverable funds have been received is currently unknown. Management, in consultation with legal counsel, believes that the Company conducted a reasonable level of due diligence prior to conducting the offering, and therefore does not have liability for the investor's losses.

In addition, related to the same offering, FINRA has issued the Company a complaint in which it indicated the intention to take regulatory action against the Company. The Company is of the belief that the complaint is without merit, and therefore intends to vigorously defend itself.

Because of the belief that the probability of loss to the firm related to the above matters is remote, and the amount of potential loss is also unknown, the Company has not recorded any contingent liabilities related to these matters.

NOTE H - SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2015 in accordance with ASC 855 - *Subsequent Events* through February 13, 2016, which is the date the financial statements were available for issuance. Based on this evaluation, no disclosures or adjustments were made to the financial statements